Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Zhibao Technology Inc. is an exempted company incorporated under the laws of the Cayman Islands on January 11, 2023. It operates as a holding company with substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

We are a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through Zhibao China Group in China. 2B2C digital embedded insurance is our innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS.

2B2C digital embedded insurance refers to our one-stop customized insurance brokerage model conducted through Zhibao China Group, under which we provide proprietary and customized insurance solutions to be digitally embedded in the existing customer engagement matrix of our B channels to reach and serve such B channels’ existing pool of end customers. Each B channel encompasses a specific scenario where its end customers also have potential, untapped insurance needs. For example, a Chinese travel agency (our B channel) has an average of 100,000 Chinese tourists traveling to the U.S. for tourism every year. We believe this presents an untapped scenario-specific opportunity for international travel accident insurance needs for a pool of 100,000 Chinese tourists as end customers. These end customers might otherwise have to search for and purchase insurance separately or might not purchase insurance at all. After Zhibao China Group reaching an agreement with such travel agency to become one of our B channels, they build and embed a travel insurance solution across this travel agency’s matrix of digital channels, including its website, App, Douyin (the Chinese equivalent of TikTok), WeChat Mini Program, and other social media accounts. Consequently, we, through Zhibao China Group, may pinpoint the 100,000-strong customer base and provide insurance brokerage services which are specifically and accurately tailored to the insurance needs of these end customers.

Our service portfolio through Zhibao China Group includes (1) insurance brokerage services, and (2) MGU services, a specialized insurance brokerage service whereby the insurance companies authorize us to assist them in underwriting, claims and risk control services. It broadly covers insurance product design and customization, selection of insurance companies, technology system interconnection and delivery, customer AARRR operation, customer service, compliance management, and data analysis, all of which are integrated in each of our insurance solutions. Each insurance solution generally applies to one specific scenario in a particular sector, with customized product design and services relevant for that scenario and sector. As of the date of this report, we, through Zhibao China Group, have developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities (i.e., gas and electricity), and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and AI technology to continually iterate and enhance our digital insurance solutions. This iterative process, in addition to continually improving our digital insurance solutions, will keep us abreast of the new trends and customer preferences in the market.

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we, through Zhibao China Group, provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this report, we, through Zhibao China Group, have cooperated with more than 3,100 B channels, and secured more than 27 million end customers through them. We will expand the number of B channels as a key growth strategy of our business.

Under our business model, Zhibao China Group represent end customers as their authorized insurance broker to negotiate with insurance companies and select the most suitable insurance products for our end customers. As of the date of this report, we have partnered with over 100 insurance companies (including their subsidiaries and branches) through Zhibao China Group.

While embedded insurance brokerage is still at an early stage of development in China, we believe it is the future of insurance brokerage industry.

Our revenue increased by RMB 59.6 million (US$8.5 million), or 41% from approximately RMB 146.4 million for the six months ended December 31, 2024 to RMB 206.0 million (US$29.5 million) for the six months ended December 31, 2025. For the six months ended December 31, 2024 and 2025, we incurred net loss of approximately RMB 0.6 million and generated net income RMB 0.6 million (US$0.1 million), respectively.

Financing through issuance of convertible notes

On September 23, 2024, the Company entered into a L1 Securities Purchase Agreement with L1. The L1 Securities Purchase Agreement provides for loans in an aggregate principal amount of up to $8.0 million under up to three tranches.

As of December 31, 2025, the Company received net proceeds of approximately RMB 17.5 million (US$2.4 million), and the Company also settled the principal and interest of convertible notes of approximately RMB 19.4 million (US$2.7 million) through issuance of Class A ordinary shares, and approximately RMB 5.3 million (US$0.7 million) in cash, on an aggregate base in connection with the financings with L1.

On July 22, 2025, the Company received additional $270,000 from L1 (net of original issue discount of 10%) in the Second Closing of the Second Tranche. For the six months ended December 31, 2025, the Company settled the principal and interest of convertible notes of approximately RMB 3.7 million (US$0.5 million) in cash, and approximately RMB 0.4 million (US$50,920) through issuance of Class A ordinary shares.

As of December 31, 2025, the carrying amounts of the Company’s convertible notes are principal amount of RMB 1,438,550 ($205,710), net of unamortized debt discount of RMB 592,259 ($84,692).

Acquisition of a subsidiary

On September 30, 2025, Zhibao China closed a Share Purchase Agreement (the “SPA”) with the shareholders of Zhonglian, and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the SPA. As of December 31, 2025, the Company made cash consideration of RMB 8.2 million to the shareholders of Zhonglian, with the remaining amount of RMB 17.3 million due before October 2026.

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Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to accelerate the expansion of 2B2C business and drive additional conversion for end customers

Our future growth depends on our ability to sustain the expansion of our 2B2C business and drive additional conversion for end customers. With our strong position as a first mover in the 2B2C embedded insurance market, we aim to further broaden our B channels base through expansion of our sales teams and independent sales partners with resources to B channels. We also plan to strengthen our 2C business by targeting our existing customer base to meet the additional needs of each end customer. To achieve the goal, we will offer personalized insurance consultations to end customers through multiple channels, such as WeChat Mini Program, phone, or face-to-face meetings. Our aim is to steer their attention towards comprehensive family security plans, leading to long-term insurance commitments with us. Besides, we will also provide targeted consulting services to guide end customers towards suitable insurance options and facilitate short-term policy conversions.

Our ability to utilize innovative insurance technology and infrastructure

We regard insurance technology and infrastructure as critical to our ability to optimize our insurance solutions provided to our business channels and end customers. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for optimizing our insurance solutions. We will continually upgrade and enhance our insurance technologies to upgrade and enrich our digital insurance solutions to keep us abreast of the new trends and customer preferences in the market. Our aim is to develop solutions across every sector of the economy, and ultimately cover every aspect of the end customers’ daily life.

Our ability to attract, incentivize and retain talented professionals

We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. To maintain and improve our competitive advantage in the market, we intend to implement several initiatives to retain and attract more mid- to high-level personnel. These include formulating a market-oriented compensation structure for our employees and implementing a standardized multi-level performance review mechanism. We also plan to invest more time and resources in training to increase the value of our employees. We need more talented professionals for the expansion of our business.

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Key Components of Results of Operations

Revenues

Our revenues consist of (i) Insurance Brokerage Fees Zhibao China Group receive from their digital insurance brokerage services, and (ii) MGU Service Fees Zhibao China Group receive from insurance companies for MGU services. For the six months ended December 31, 2024 and 2025, our revenues were approximately RMB 146.4 million and RMB 206.0 million (US$29.5 million), respectively. The following table sets forth a breakdown of our revenue by service type for the fiscal years indicated.

	For the Six Months Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
Insurance Brokerage Fees	144,964,797	99	204,026,259	29,175,367	99
MGU Service Fees	1,766,514	1	2,267,797	324,291	1
Less: business taxes and surcharges	(360,026)	—	(318,882)	(45,600)	—
	146,371,285	100	205,975,174	29,454,058	100

Insurance Brokerage

Insurance Brokerage services is our PRC Subsidiaries’ primary business line. We provide embedded digital insurance brokerage services through our PRC Subsidiaries to end customers through B channels supported by the digital insurance brokerage platform — a proprietary platform of our PRC Subsidiaries providing insurance solutions embedded in the customer engagement matrix of our B channels, including their websites, App, Wechat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts. An insurance solution refers to an insurance brokerage service specially designed for a B channel and its end customers, which integrates online operations, systems, insurance products and customer services.

The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. Commission fees are recognized when our PRC Subsidiaries complete the insurance brokerage services, at which point our PRC Subsidiaries successfully place an insurance policy for the end customers.

For the six months ended December 31, 2024 and 2025, the revenues generated from the general digital insurance brokerage services were approximately RMB 145.0 and RMB 204.0 million (US$29.2 million), respectively, accounting for approximately 99% and 1%, respectively, of our total revenues. The increase in the insurance brokerage fees as a percentage of total revenues for such periods was mainly due to the increase in volume of transactions on our platform, primarily contributed by larger customer base and more selection of production.

MGU Service Fees

Our PRC Subsidiaries provide MGU services to our end customers on behalf of the insurance companies and our PRC Subsidiaries are authorized to assist the insurance companies in product design, underwriting, reinsurance, claims and risk control services within specific product or market segments. Our PRC Subsidiaries’ MGU service is powered by its MGU system, which is customized and developed specifically for their MGU business and constitutes part of their digital insurance brokerage platform. For the MGU business, our PRC Subsidiaries act as a third party administrator for our insurance companies, and an insurance license is not required for this business model.

Our PRC Subsidiaries receive MGU Service Fees from insurance companies. MGU Service Fees are calculated on a predetermined percentage of insurance premium of each insurance policy. MGU Service Fees are generally comprised of i) underwriting services, the revenue of which are recognized at a point when the PRC Subsidiaries complete the underwriting services, and ii) claims and risk control services, the revenue of which are recognized ratably over the terms of insurance policies.

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For the six months ended December 31, 2024 and 2025, the revenues generated from the MGU services were approximately RMB 1.8 million and RMB2.3 million (US$0.3 million), respectively, accounting for approximately 1% and 1%, respectively, of our total revenues. The decrease in the MGU Service Fees as a percentage of total revenues for such periods was mainly due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The PRC Subsidiaries’ MGU services focus on health insurance products for high-value individuals, which was a relatively small market and therefore the growth in MGU service was slower than that of insurance brokerage services.

Cost of revenues

Our cost of revenue primarily consists of intermediary fees paid to our B channels for allowing our insurance solutions to be embedded in the platforms of our B channels and other services to facilitate the insurance brokerage and MGU services and promotion cost incurred to increase our exposure to potential insured customers.  These costs are charged to the unaudited condensed consolidated statements of operations and comprehensive loss as incurred.

Selling expenses

Selling expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in our sales departments; (ii) service fees; (iii) entertainment expenses and (iv) other miscellaneous expenses.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, housing funds and share-based compensation for our personnel in our finance and human resource departments; (ii) professional service fees, such as legal fees for our daily operations; (iii) rental and property management expenses for our offices in headquarter and branches, (iv) provision against doubtful accounts and (iv) other miscellaneous expenses.

Research and development expenses

Research and development expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in our research and development departments; (ii) our sourcing labor cost which were incurred to improve our digital insurance brokerage platform primarily embedded in the platforms of our B channels; (iii) service fees and (iv) other miscellaneous expenses.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). An instrument of transfer in respect of shares is stampable if executed or brought into the Cayman Islands There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

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British Virgin Islands (“BVI”)

Zhibao BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Zhibao HK was not subject to Hong Kong profit tax for FY2025 as it did not have assessable profit in FY2025. There are no withholding taxes in Hong Kong on remittance of dividends.

Malaysia

Zhibao Labuan is incorporated in Malaysia and is subject to Malaysia Corporate Income Tax imposed on income accruing in or derived from Malaysia. Zhibao Labuan is subject to the standard corporate tax rate of 24% if in a taxable position. However, resident companies that qualify as small and medium-sized enterprises may benefit from a reduced tax rate of 15% on the first RM 150,000 of chargeable income and 17% on the next RM 450,000.

China

Zhibao China, Sunshine Insurance Brokers, Shanghai Anyi, Zhibao Health, Zhizhongbao and Zhonglian were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

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A. Operating Results

The following table sets forth a summary of our results of operations for the years/periods indicated, both in dollar amounts and as percentages of total revenue. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
Revenues	146,371,285	100	205,975,174	29,454,058	100
Cost of revenues	(103,811,688)	(71)	(134,286,878)	(19,202,768)	(65)
	42,559,597	29	71,688,296	10,251,290	35

Operating expenses
Selling and marketing expenses	(18,564,666)	(13)	(41,447,497)	(5,926,913)	(20)
General and administrative expenses	(14,282,228)	(10)	(20,919,236)	(2,991,411)	(10)
Research and development expenses	(5,908,365)	(3)	(4,692,879)	(671,073)	(2)
Total operating expenses	(38,755,259)	(26)	(67,059,612)	(9,589,397)	(32)
Income from operations	3,804,338	3	4,628,684	661,893	3

Interest expense, net	(1,605,974)	(1)	(2,073,804)	(296,550)	(1)
Other income, net	533,414	0	1,846,294	264,017	1
Loss on extinguishment of convertible notes	(4,438,430)	(2)	(592,990)	(84,796)	(0)
Changes in fair value of derivative liabilities	722,631	1	62,938	9,000	0
Changes in fair value of warrant liabilities	1,430,663	1	(1,288,129)	(184,200)	(1)
Income Before Income Taxes	446,642	1	2,582,993	369,364	2

Income tax expenses	(1,091,247)	(1)	(2,028,478)	(290,068)	(1)
Net Loss	(644,605)	(0)	554,515	79,296	1

Revenues

Our revenues increased by approximately RMB 59.6 million (US$8.5 million), or 41% to approximately RMB 206.0 million (US$29.5 million) for the six months ended December 31, 2025 from approximately RMB 146.4 million for the six months ended December 31, 2024. The increase was primarily driven by an increase of approximately RMB 59.1 million from the digital insurance brokerage, with an increase of approximately RMB 0.5 million from our MGU service fees, as more fully discussed below.

●	Insurance Brokerage Fees. Our revenues from digital insurance brokerage services increased by approximately RMB 59.1 million, or 41%, to approximately RMB 204.0 million (US$29.2 million) for the six months ended December 31, 2025 from approximately RMB 145.0 million for the six months ended December 31, 2024. The increase was mainly attributable to combined effects of (i) an increase of gross written premiums (“GWP”) from approximately RMB 0.6 billion for the six months ended December 31, 2024 to approximately RMB 0.6 billion (US$0.1 billion) for the six months ended December 31, 2025, where the increase in GWP was primarily due to an increase of the number of insurance policies for property & casualty insurance products; and (ii) acquisition of Zhonglian, which contributed to an increase in insurance brokerage fees of approximately RMB 46.9 million.

●	MGU Service Fees. MGU Service Fees increased by approximately RMB 0.5 million, or 28% to approximately RMB 2.3 million (US$0.3 million) for the six months ended December 31, 2025 from approximately RMB 1.8 million for the six months ended December 31, 2024. The increase was mainly attributable to increase in GWP for the MGU services from approximately RMB 17 million for the six months ended December 31, 2024 to approximately RMB 28 million for the six months ended December 31, 2025.

Cost of revenues

Our cost of revenue increased by approximately 29% from RMB 103.8 million for the six months ended December 31, 2024 to approximately RMB 134.3 million (US$19.2 million) for the six months ended December 31, 2025. The increase of cost of revenues was in line with the increase of revenues. However the increase rate of cost of revenues was lower than the increase rate of revenue which was primarily because Zhonglian, the newly acquired subsidiary, earned a higher profit margin in insurance brokerage services than our existing subsidiaries.

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Gross margin

As a result of foregoing, our gross margin was 29.1% and 34.8%, respectively, for the six months ended December 31, 2024 and 2025, respectively.

Selling expenses

Our selling expenses increased by approximately RMB 22.9 million, or 123% from approximately RMB 18.6 million for the six months ended December 31, 2024 to approximately RMB 41.4 million (US$5.9 million) for the six months ended December 31, 2025. The increase was mainly due to an increase of approximately RMB 20.7 million in marketing service fees to gain an increase of GWP, an increase of approximately RMB 1.4 million in salary and welfare expenses and an increase of approximately RMB 0.5 million in entertainment expenses.

General and administrative expenses

Our general and administrative expenses increased by approximately RMB 6.6 million, or 46% from approximately RMB 14.3 million for the six months ended December 31, 2024 to approximately RMB 20.9 million (US$3.0 million) for the six months ended December 31, 2025. The increase was mainly due to an increase of approximately RMB 7.1 million in professional service expenses and an increase of approximately RMB 3.7 million in salary and welfare expenses.

Research and development expenses

Our research and development expenses decreased by approximately RMB 1.2 million, or 21% from approximately RMB 5.9 million for the six months ended December 31, 2024 to approximately RMB 4.7 million (US$0.7 million) for the six months ended December 31, 2025. The decrease was mainly due to a decrease in outsourcing expenses for the development of our online platform.

Loss on extinguishment of convertible notes

For the six months ended December 31, 2024, the Company settled the principal and interest of convertible notes of $1,050,000 through issuance of 524,314 Class A ordinary shares. For the six months ended December 31, 2025, the Company settled the principal and interest of convertible notes of approximately RMB 0.4 million (US$50,920) through issuance of 53,042 Class A ordinary shares. The difference between the fair value of Class A ordinary shares on settlement dates and the principal and interest of convertible notes was recognized as loss on extinguishment of convertible notes.

Changes in fair value of derivative liabilities

In connection with L1 Securities Purchase Agreement, we recognized conversion features as derivative liabilities which was measured at fair value. For the six months ended December 31, 2024 and 2025, we remeasured fair value of derivative liabilities and charged remeasurement loss of approximately RMB 0.7 million and RMB 63,000 (US$9,000), respectively, in the account of changes in fair value of derivative liabilities.

Changes in fair value of warrant liabilities

In connection with L1 Securities Purchase Agreement, we recognized warrants as liabilities measured at fair value. For the six months ended December 31, 2024 and 2025, we remeasured fair value of warrant liabilities and charged remeasurement gain of approximately RMB 1.4 million and remeasurement loss of approximately RMB 1.3 million (US$0.2 million) in the account of changes in fair value of warrant liabilities.

Income tax expenses

For the six months ended December 31, 2024, we recorded income tax expense of RMB 1.1 million which was primarily caused by deferred income tax expenses of approximately $1.1 million. For the six months ended December 31, 2025, we recorded income tax expenses of RMB 2.0 million was comprised of current income tax expenses of approximately RMB 0.6 million arising from certain profit making subsidiaries and deferred income tax expenses of approximately $1.5 million.

Net (loss) income

As a result of the foregoing, we had a net loss of approximately RMB 0.6 million and a net income of approximately RMB 0.6 million for the six months ended December 31, 2024 and 2025, respectively.

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B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, initial public offering and equity financing from institutional investors. As of December 31, 2025, we reported working capital deficits of approximately RMB 30.4 million (US$4.3 million) and accumulated deficits of approximately RMB 198.2 million (US$28.3 million), respectively. For the six months ended December 31, 2025, we had operating cash outflows of approximately RMB 12.2 million (US$1.7 million). As of June 30, 2025, we reported working capital of approximately RMB 0.4 million and accumulated deficits of approximately RMB 193.9 million, respectively.

Cash flows

The following table sets forth a summary of our cash flows for the fiscal years presented:

	For the Six Months Ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Net cash used in operating activities	74,197,711	(12,235,789)	(1,749,695)
Net cash (used in) provided by investing activities	(4,375,000)	13,376,595	1,912,828
Net cash provided by financing activities	23,026,767	26,002,215	3,718,268
Effect of exchange rate changes on cash and cash equivalents	(80,500)	(974,200)	(139,310)
Net increase in cash, cash equivalents and restricted cash	92,768,978	26,168,820	3,742,091
Cash, cash equivalents and restricted cash at beginning of the period	46,145,326	19,529,707	2,792,711
Cash, cash equivalents and restricted cash at end of the period	138,914,304	45,698,527	6,534,802

Operating activities

Net cash provided by operating activities for the six months ended December 31, 2024 was approximately RMB 74.2 million, primarily attributable to net loss of approximately RMB 0.6 million, adjusted for loss of approximately RMB 4.4 million on settlement of convertible notes and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 5.3 million in accounts receivable as a result of increase in revenues from insurance brokerage services for the six months ended December 31, 2024, (ii) an increase of approximately RMB 4.4 million in accounts payable which was caused by an increase in sales commission fees incurred for the expansion of our insurance brokerage services, and (iii) an increase of approximately RMB 73.1 million due to insurance carriers which would be settled by restricted cash.

Net cash used in operating activities for the six months ended December 31, 2025 was approximately RMB 12.2 million (US$1.7 million), primarily attributable to net income of approximately RMB 0.6 million (US$79,300), adjusted for amortization of right of use assets of approximately RMB 1.2 million (US$0.2 million), loss on extinguishment of convertible notes of approximately RMB 0.6 million (US$0.1 million), accretion of discounts and interest expenses of convertible notes of approximately RMB 1.5 million (US$0.2 million), deferred tax benefits of approximately RMB 1.5 million (US$0.2 million), and changes in fair value of warrants of approximately RMB 1.3 million (US$0.2 million), and changes in operating assets and liabilities, primarily consisting of (i) a decrease of approximately RMB 14.8 million (US$2.1 million) in accounts receivable as a result of improvement in collection from customers, (ii) an increase of approximately RMB14.6 million (US$2.1 million) in prepaid expenses and other current assets which was primarily contributed by addition of prepaid expenses and other current assets of Zhonglian, (iii) an increase of approximately RMB 14.6 million (US$2.1 million) in accounts payable as a result of increased service fees due to our business channels which was in line with increased revenues, and (iv) a decrease of approximately RMB 33.9 million (US$4.8 million) due to insurance carriers which was settled by restricted cash in the six months ended December 31, 2025.

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Investing activities

For the six months ended December 31, 2024, we reported cash used in investing activities of approximately RMB 4.4 million, which was used as prepayment for three equity investees.

For the six months ended December 31, 2025, we reported cash provided by investing activities of approximately RMB 13.4 million (US$1.9 million), which was provided by cash of approximately RMB 22.3 million (US$3.2 million) acquired from acquisition of Zhonglian, partially offset by equity investments of approximately RMB 8.9 million (US$1.3 million).

Financing activities

For the six months ended December 31, 2024, we provided cash of approximately RMB 23.0 million in financing activities, which was primarily provided by proceeds of approximately 16.0 million from issuance of convertible notes, proceeds of approximately $32.0 million from short-term bank borrowings and borrowings of approximately RMB 2.5 million from a related party, partially offset by repayment of bank borrowings of approximately RMB 25.0 million, and payment of discount and issuance costs of approximately RMB 2.5 million in connection with issuance of convertible notes.

For the six months ended December 31, 2025, we provided cash of approximately RMB 26.0 million (US$3.7 million) in financing activities, which was primarily provided by proceeds of approximately 1.7 million (US$0.2 million) from issuance of convertible notes, proceeds of approximately $26.0 million (US$3.7 million) from short-term bank borrowings and borrowings of approximately $26.0 million (US$3.7 million) from related parties, partially offset by repayment of bank borrowings of approximately $12.3 million (US$1.8 million), repayment of related party borrowings of approximately $12.2 million (US$1.7 million) and payment of discount and issuance costs of approximately $3.7 million (US$0.5 million) in connection with issuance of convertible notes.

C. Research and Development

Research and development expenses consist primarily of staff cost, service fees for developing software  and outsourced labor cost for the research and development of our platform, including technology innovations, development and updates, and system function and feature updates and upgrades. Our R&D efforts also involve research and development on our insurance solutions’ development, replacement, updates, upgrades, and innovations.

During the six months ended December 31, 2024 and 2025, we incurred research and development expenses of approximately RMB 5.9 million and RMB 4.7 million (US$0.7 million), respectively.

We will continue to work on the development of our platform. We may need to devote more resources and funds to improve/add functions as our business develops. We plan to fund the further development of our platform through equity and/or debt financing, if cash generated from our operations is insufficient.

D. Trend Information

Other than as disclosed in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

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Our subsidiaries are operating in mainland China and Hong Kong with substantially all of their transactions settled in RMB. As a result of, we are mainly exposed to foreign exchange risk arising from our cash and cash equivalents denominated in RMB.

However, we consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Holding Company Structure

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements and clearance of taxes. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Subsidiaries, must be approved by and/or registered with SAFE, its local branches and certain local banks, as the case may be.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any offerings to make loans or capital contributions to our PRC Subsidiaries. We expect to invest substantially all of the proceeds from any offerings in our PRC operations within the business scopes of our PRC Subsidiaries.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

(a)	Allowance for credit losses

We use the roll-rate method to measure the expected credit losses of accounts receivable. We assess collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the our ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the unaudited condensed unaudited condensed consolidated statements of operations and comprehensive loss.

For the six months ended December 31, 2024 and 2025, we accrued provisions for credit losses of approximately RMB 0.3 million and reversed provision for credit losses of RMB 11,915, respectively.

(b)	Valuation of deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as June 30, 2025 and December 31, 2025. Thus, management recorded valuation allowance amounted to RMB 21.2 million and RMB 25.1 million (US$3.6 million) as of June 30, 2025 and December 31, 2025, respectively. The projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and the business development. The deferred tax assets could be utilized in the future years if the Company make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

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As of June 30, 2025 and December 31, 2025, there were RMB1.0 million and RMB1.0 million of unrecognized tax benefits, respectively, that would affect the annual effective tax rate if recognized. The unrecognized tax benefit was presented as a reduction of the Deferred tax assets — Net operating loss carrying forwards in the unaudited condensed consolidated financial statements as of June 30, 2025 and December 31, 2025. The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the six months ended December 31, 2024 and 2025, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of June 30, 2025 and December 31, 2025, respectively.

(c)	Valuation of convertible notes and derivative liabilities

On September 23, 2024, the Company entered into the L1 Securities Purchase Agreement with L1, which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches.

For the six months ended December 31, 2024, the Company consummated three closings of convertible notes and received $2.3 million (net of original issue discount of 10%) and incurred expenses and commissions of approximately $0.4 million. For the six months ended December 31, 2025, the Company consummated one closing of convertible notes and received approximately $0.3 million (net of original issue discount of 10%) in one closing and incurred expenses and commissions of approximately $56,500. The holder of the Notes shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at anytime after September 23, 2024 at fixed conversion prices.

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the Notes meet the definition of embedded derivatives and the Company estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance. The key factors used in Binominal Tree Model included risk-free interest rate, estimated volatility rate, dividend yield and bond yield.

For details of quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates, please see Note 11 – Convertible Note to the unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and/or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include share-based compensation expenses, gain from early termination of leases and provision of doubtful accounts,

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We believe Adjusted EBITDA can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA are provided in addition to and should not be considered to be a substitute for, or superior to net income (loss), the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net income (loss), diluted earnings (loss) per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended December 31,
	2024	2025	2025
	RMB	RMB	RMB
Reconciliation of non-GAAP (loss) income from operations:
Net (Loss) Income	(644,605)	554,515	79,297
Depreciation and amortization expenses	711,355	846,488	121,046
Income tax (benefits) expenses	1,091,247	2,028,478	290,068
Interest expenses	1,605,974	2,073,804	296,550
EBITDA	2,763,971	5,503,285	786,961

Adjustments:
Gain from early termination of right-of-use assets	(53,714)	—	—
Loss on extinguishment of convertible notes	4,438,430	592,990	84,796
Changes in fair value of derivative liabilities	(722,631)	(62,938)	(9,000)
Changes in fair value of warrant liabilities	(1,430,663)	1,288,129	184,200
Adjusted EBITDA	4,995,393	7,321,466	1,046,957

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